May 18, 2006

Via EDGAR and Facsimile to (202) 772-9218

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Attn:	Kevin L. Vaughn
Reviewing Accountant

	Re:	Varian, Inc.
Form 10-K for the fiscal year ended September 30, 2005
Filed December 9, 2005
Form 10-Q as of December 30, 2005
File No. 0-25393

Ladies and Gentlemen:

Varian, Inc. (the “Company”) submits this letter in response to the additional comment received by letter dated May 2, 2006 from the Staff of the Securities and Exchange Commission.

The Staff’s comment is set forth below. The Company’s response follows that comment.

Form 10-Q for the quarter ended December 30, 2005

Note 8. Acquisitions, page 11

U.S. Securities and Exchange Commission

May 18, 2006

PL International Limited, page 11

1.	We note your response to prior comment 6. We note that the total purchase price, including contingent payments of up to $23 million, is $67.1 million, which appears to be material. Further, we note from your Form 8-K dated April 26, 2006 that the acquisition of PL International contributed to the 6% increase in revenues from the second quarter of fiscal year 2005 to the second quarter of fiscal year 2006. Please provide us with the analysis you performed to reach the conclusion that the acquisition is not material. Refer to the guidance in SAB 99.

Varian, Inc. Response: In assessing whether the acquisition of PL International Limited (“Polymer Labs”) was a material business combination under SFAS 141 (and concluding that it was not), the Company reviewed both quantitative and qualitative factors.

The following table sets forth the financial measures considered by the Company in performing its quantitative analysis:

($ in millions except per share amounts)

YEARS ENDED SEPTEMBER 30, 2005	Revenue	Net Earnings (1)	Diluted Earnings per Share (1)	Total Assets	Significance of Investment
Varian, Inc.	$773	$47	$1.36	$796	$796
Polymer Labs (unaudited)	$24	$1	$0.04	$15	$44
As a %	3.1%	2.1%	2.9%	1.9%	5.6	%(2)

(1)	Amounts shown for Varian, Inc. are from continuing operations. Percentages are significantly lower when the impact of discontinued operations is included.
(2)	Including contingent consideration of up to $23 million, the investment percentage could be up to 8.4%. The likelihood of paying a significant portion of this potential contingent consideration was (and is) considered to be remote.

In addition, the Company considered the following qualitative factors:

•	The acquisition of Polymer Labs was consistent with the Company’s previous acquisitions and what the Company has described publicly as its approach to acquisitions.

•	Polymer Labs’ products, technology and business are complementary to the Company’s existing products, technologies and businesses, and consistent with the

U.S. Securities and Exchange Commission

May 18, 2006

Company’s announced strategies for growth. The acquisition did not introduce a new business strategy or model, or different challenges or risks.

After considering the foregoing quantitative and qualitative factors, the Company concluded that the Polymer Labs acquisition was not a material business combination under SFAS 141 and therefore no disclosures required by Paragraph 58 of that statement were required to be included in its interim financial statements.

Nonetheless, the Company chose voluntarily to make certain disclosures relating to the Polymer Labs acquisition in the Notes to its interim financial statements, in order to provide potentially useful information to investors. Those disclosures included the maximum potential contingent payment of $23.0 million, thus allowing investors to assess the potential impact of such a payment on the Company’s balance sheet and cash flows.

Please contact me if you have questions regarding the foregoing response to the Staff’s comment.

Sincerely,

/s/ G. EDWARD MCCLAMMY
G. Edward McClammy
Senior Vice President, Chief Financial Officer and Treasurer